February 28, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC
USA 20549

Interim Report and Business Plan Amendment Under Rule 24 of the
Public Utility Holding Company Act of 1935

Columbia Energy Group
801 E. 86th Ave.
Merrillville, IN 46410

and its subsidiary company;

NiSource Insurance Corporation, Ltd.
801 E. 86th Ave.
Merrillville, IN 46410

File No. 70-8905
File No. 70-9371

Gentlemen:

In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Order of the Commission dated October 25, 1996 authorizing the financing transactions and business activities as more fully described in the Joint Application/Declaration, as amended (the “application”), the undersigned hereby submits the following information applicable to NiSource Insurance Corporation, Ltd. (“NICL”) for the July 1, 2004 through December 31, 2004 period.

1.	Provide a general description of loss exposure/experience for automobile, “all-risk” property, and general liability insurance coverage.

Columbia Insurance Corporation, Ltd. was licensed in 1996 to reinsure certain of the “all risks” property, general and automobile liability risks of Columbia Energy Group (“CEG”), its subsidiaries and associates. NiSource, Inc. acquired CEG on November 1, 2000 and NiSource individual subsidiaries were added to the CEG insurance programs. In 2002, NiSource changed the name from Columbia Insurance Corporation, Ltd. (“CICL”) to NiSource Insurance Corporation, Ltd. (“NICL”). In 2002, NICL was given permission to underwrite risks on a direct insurance basis rather than on a pure reinsurance basis.

Therefore, NICL now underwrites programs on a direct as well as reinsurance basis depending upon risk and nature of the transaction. At July 1, 2004 the General and

Automobile Liability; and All Risks Property reinsurance agreement were renewed. At July 1, 2004 the reimbursement policy for workers compensation was also renewed to NICL on a reinsurance basis. At November 1, 2004, “T&D” (multi-peril property coverage for transmission and distribution lines) was insured to NICL and fully reinsured by a third party. The addition of the T&D coverage poses no loss or credit risk to NICL. Details of the coverage and limits reinsured, by line of business and underwriting year, are provided as Exhibit 1.

In 2004 the reinsurance renewals for the “TCO” (coverage for Columbia Gas Transmission Corporation) and the “COH” (coverage for Columbia Gas of Ohio) programs were not renewed.

As further discussed under point 2 below, NICL’s loss experience under each of the reinsurance agreements continues to fall within the “expected” range, based on the actuarial analysis of its losses. There have been $23,820,587 in paid claims since inception — $1,610,307 for the period under review.

2.	Provide an analysis by subsidiary or associate company of auto liability, general liability, property and expenses incurred during the six-month period as compared to premiums paid.

For the period under review NICL’s incurred loss to earned premium ratios for the policies for the period July 1, 2004 to December 31, 2004 were as follows:

	Earned Premium	Incurred Loss
Coverage Line	(7/1-12/31)	(Incl. IBNR)	Loss Ratio

All Risk Property	$1,647,625	$3,429,971	208.18%
TCO	$83,333	$0	0.00%
T&D	$958,333	$0	0.00%
General/ Auto Liability	$1,449,998	$4,000,000	275.86%
Excess Indemnity	$3,282,376	$2,780,987	84.72%

Totals	$7,421,665	$10,210,958	137.58%

The above ratios reflect a conservative reserving position, as is appropriate for a company the size of NiSource Insurance Corporation, Ltd.

3.	Provide an analysis by subsidiary or associate companies of claims paid by NICL on behalf of such subsidiary or associate company and include the lead-in reserve available to NICL and end-of-period reserve balance.

Reported beginning-of-period loss reserves and end-of-period loss reserves on NICL’s property and liability programs as at July 1, 2004 and December 31, 2004, were $23,515,372 and $28,892,712 respectively. Detail of incurred and paid losses, by line of business and underwriting year, is provided in Exhibit 2.

4.	Provide a listing that illustrates the increases and decreases to premiums for each subsidiary or associate company as a result of the operations of NICL and loss experience of each subsidiary as a result of operations of NICL.

NICL employs a premium allocation model based on exposure and experience of each subsidiary. Exhibit 3 highlights the model which uses an 80%/20% weighting for experience/exposure to derive premium. Premiums have remained virtually the same except for the property premium which decreased. The corporate reimbursement workers compensation policy results in an increase to reflect the new line of business being added to NICL.

5.	Provide a copy of NICL’s income statement and balance sheet, including any notes thereto.

NICL’s consolidated income statement and balance sheet including any notes are attached.

6.	Provide an exhibit reporting any increase or decrease in premiums paid during the reporting period.

	Paid Premium		Increase/
Coverage Line	1st half 2004	2nd half 2004	(Decrease)

All Risk Property	0	3,295,248	3,295,248
General/Auto Liability	0	2,900,000	2,900,000
Workers Compensation	0	6,564,752	6,564,752
T&D	0	750,000	750,000

Totals	0	13,510,000	13,510,000

For the period July 1, 2004 - December 31, 2004 compared to January 1, 2004 - June 30, 2004 the exhibit below details out the movement in premium paid. Growth in Excess Indemnity premium is due to coverage expansion.

Please contact me with any questions or concerns regarding this filing.

Very truly yours,

NISOURCE INSURANCE CORPORATION, LTD.

By:	/s/ J.W. GROSSMAN

J. W. Grossman, President

NISOURCE INSURANCE CORPORATION, LTD.	EXHIBIT 1
INTERIM REPORT RULE 24 File No. 70-8905
DESCRIPTION OF CURRENT BUSINESS WRITTEN FOR THE PERIOD 7/01/04 - 12/31/04

All Risk Property

PERIOD	PER OCC/ AGGREGATE	DEDUCTIBLE	FRONTING COMPANY

6/30/96-97	$500,000-$650,000/$3MM	$100,000-250,000	Arkwright

6/30/97-98	$500,000-$650,000/$3MM	$100,000-250,000	Arkwright

6/30/98-99	$500,000-$650,000/$3MM	$100,000-250,000	Hartford Steam Boiler

6/30/99-7/1/00	$500,000-$650,000/$3MM	$100,000-250,000	Hartford Steam Boiler

7/1/00-01	$500,000-$650,000/$3MM	$100,000-250,000	Hartford Steam Boiler

7/1/01-02	$500,000-$650,000/$3MM	$100,000-250,000	AEGIS

7/1/02-03	Onshore Gas: $750,000/$2.25M	$250,000	AEGIS
	All Onshore Assets: $3MM/$6MM	$1MM,$1.5MM,$2MM	AEGIS

7/1/03-04	$3MM/$6MM	$250,000 - $1MM	AEGIS

7/1/04-05	$3MM/$6MM	$250,000 - $1MM	AEGIS

General/Auto Liability

PERIOD	LAYER/PER OCC/AGG LIMIT	ATTACHMENT	FRONTING COMPANY

7/1/96-97	Primary US$800,000/3,000,000	$200,000	AEGIS

	Excess US$1,000,000/1,000,000	$1,000,000	AEGIS

7/1/97-98	Primary US$800,000/3,800,000*	$200,000	AEGIS

	Excess US$1,000,000/1,500,000*	$1,000,000	AEGIS

7/1/98-99	Primary US$800,000/3,000,000	$200,000	AEGIS

	Excess US$1,000,000/1,000,000	$1,000,000	AEGIS

7/1/99-00	Primary US$800,000/3,000,000	$200,000	AEGIS

	Excess US$1,000,000/1,000,000	$1,000,000	AEGIS

7/1/00-01	Primary US$800,000/3,000,000	$200,000	AEGIS

	Excess US$1,000,000/1,000,000	$1,000,000	AEGIS

7/1/01-02	Primary US$800,000/3,000,000	$200,000	AEGIS

	Excess US$1,000,000/1,000,000	$1,000,000	AEGIS

7/1/02-03	Primary US$800,000/3,000,000	$200,000	AEGIS

	Excess US$1,000,000/1,000,000	$1,000,000	AEGIS

NISOURCE INSURANCE CORPORATION, LTD.	EXHIBIT 1
INTERIM REPORT RULE 24 File No. 70-8905
DESCRIPTION OF CURRENT BUSINESS WRITTEN FOR THE PERIOD 7/01/04 - 12/31/04

PERIOD	PER OCC/ AGGREGATE	DEDUCTIBLE	FRONTING COMPANY

7/1/03-04	Primary US$800,000/3,000,000	$200,000	AEGIS

	Excess US$1,000,000/1,000,000	$1,000,000	AEGIS

7/1/04-05	Primary US$800,000/3,000,000	$200,000	AEGIS

	Excess US$1,000,000/1,000,000	$1,000,000	AEGIS

Transmission and Distribution

PERIOD	PER OCC/ AGGREGATE	ATTACHMENT	FRONTING COMPANY

11/1/01-02	$4MM/$4MM	$5MM	AEGIS

11/1/02-03	$5MM/$5MM	$5MM	Direct to NICL and Reinsured

11/1/03-04	$5MM/$5MM	$5MM	Direct to NICL and Reinsured

11/1/04-05	$6.5MM/$6.5MM	$5MM	Direct to NICL and Reinsured

Excess Indemnity—Workers Compensation

PERIOD	PER OCC/ AGGREGATE	ATTACHMENT	FRONTING COMPANY

7/1/02-03	$450,000/$6,000,000	$50,000	Travelers (Bermuda)

7/1/03-04	$450,000/$6,000,000	$50,000	Travelers (Bermuda)

7/1/04-05	$500,000/$10,000,000	$0	AEGIS

Long-Term Disability

PERIOD	PER OCC/ AGGREGATE	DEDUCTIBLE	FRONTING COMPANY

1/1/99-00	Unlimited/$7.0MM	$0	Wausau

1/1/00-01	Unlimited/$10.2MM	$0	Liberty Mutual

1/1/01-7/1/01	Unlimited/$4.6MM	$0	Liberty Mutual

7/1/01-02	Unlimited/$2.78MM	$0	UNUM/Provident

7/1/02-03	Unlimited/$2.4MM	$0	UNUM/Provident

7/1/03-12/31/03	Unlimited/$1.0MM	$0	UNUM/Provident

1/1/04-12/31/04	Unlimited/$1.9MM	$0	Prudential

NISOURCE INSURANCE CORPORATION, LTD.
INTERIM REPORT RULE 24 File No. 70-8905	EXHIBIT 2
INCURRED AND PAID LOSSES FOR THE PERIOD 7/01/04 - 12/31/04

		Lead-in loss	Paid losses in	OSLR at				Movement from
Policy Year	Coverage	reserves	period	12/31/04	IBNR at 12/31/04	Closing Reserve	Updated incurred	7/01/04

7/1/96-97	AL/GL	174,560	—	—	92,690	92,690	92,690	(81,870)
7/1/97-98	AL/GL	1,106,359	—	241,489	393,928	635,417	635,417	(470,942)
7/1/98-99	AL/GL	377,275	—	945,547	50,841	996,388	996,388	619,113
7/1/99-00	AL/GL	1,241,446	—	1,223,230	18,216	1,241,446	1,241,446	—
7/1/00-01	AL/GL	1,594,984	—	400,000	1,036,000	1,436,000	1,436,000	(158,984)
7/1/01-02	AL/GL	2,761,913	1,361,914	1,126,534	273,465	1,399,999	2,761,913	—
7/1/02-03	AL/GL	3,394,256	—	570,826	1,635,243	2,206,069	2,206,069	(1,188,187)
7/1/03-04	AL/GL	4,000,000	—	1,087,426	2,410,538	3,497,964	3,497,964	(502,036)
7/1/04-05	AL/GL	—	—	2,355,000	1,645,000	4,000,000	4,000,000	4,000,000
6/30/96-97	All Risk	—	—	—	—	—	—	—
6/30/97-98	All Risk	—	—	—	—	—	—	—
6/30/98-99	All Risk	—	—	—	—	—	—	—
6/30/99-7/1/00	All Risk	—	—	—	—	—	—	—
7/1/00-01	All Risk	163,875	—	—	—	—	—	(163,875)
7/1/01-02	All Risk	160,336	—	—	53,891	53,891	53,891	(106,445)
7/1/02-03	All Risk	757,672	—	6,172	433,954	440,126	440,126	(317,546)
7/1/03-04	All Risk	1,000,000	—	—	158,172	158,172	158,172	(841,828)
7/1/04-05	All Risk	—	—	3,000,000	429,971	3,429,971	3,429,971	3,429,971
7/1/02/03	Excess Ind- WC	3,559,766	163,628	1,450,311	1,846,792	3,297,103	3,460,731	(99,035)
7/1/03/04	Excess Ind- WC	3,222,930	84,765	1,239,391	1,987,098	3,226,489	3,311,254	88,324
7/1/04/05	Excess Ind- WC	—	—	1,245,176	1,535,811	2,780,987	2,780,987	2,780,987

Subtotal		23,515,372	1,610,307	14,891,102	14,001,610	28,892,712	30,503,019	6,987,647

		23,515,372	1,610,307	14,891,102	14,001,610	28,892,712	30,503,019	6,987,647

INCEPTION TO DATE

Period	Coverage Line	Paid losses

7/1/96-97	General Liability	726,613
7/1/97-98	General Liability	2,198,577
7/1/98-99	General Liability	1,411
7/1/99-00	General Liability	2,758,556
7/1/00-01	General Liability	2,405,015
7/1/01-02	General Liability	2,600,000
7/1/02-03	General Liability	—
7/1/03-04	General Liability	—
6/30/96-97	All Risk	—
6/30/97-98	All Risk	1,423,776
6/30/98-99	All Risk	2,004,479
6/30/99-7/1/00	All Risk	2,168,952
7/1/00-01	All Risk	1,176,926
7/1/01-02	All Risk	2,085,136
7/1/02-03	All Risk	4,011,058
7/1/03-04	All Risk	—
7/1/02-03	Excess Ind-WC	175,323
7/1/03-04	Excess Ind-WC	84,765

Total		23,820,587

NISOURCE INSURANCE CORPORATION, LTD.		EXHIBIT 3
INTERIM REPORT RULE 24	File No. 70-8905
PREMIUM ALLOCATION MODEL FOR THE PERIOD	7/1/04-12/31/04
Total NICL Premium Allocation

Line of Business	GL/AL	Property	Exc Ind-WC	T&D	Totals

Premium Account	2,900,000	3,295,248	6,564,752	750,000	13,510,000

	Weighting	Weighting	Weighting	Weighting	Weighting

Exposure	80.00%	80.00%	80.00%	80.00%	80.00%
Loss	20.00%	20.00%	20.00%	20.00%	20.00%

		GL/AL	Property	Exc Ind-WC	T&D
		Exposure/Loss	Exposure/Loss	Exposure/Loss	Exposure/Loss	Selected
		Allocation	Allocation	Allocation	Allocation	W/AVG
Code	Operating Company	Factor	Factor	Factor	Factor	Premium

CKY	Columbia Gas of Kentucky, Inc.	56,550	6,590	150,989	—	214,130
CMD	Columbia Gas of Maryland, Inc.	17,690	3,295	32,824	—	53,809
COH	Columbia Gas of Ohio, Inc.	524,030	72,495	1,050,360	—	1,646,886
COS	Columbia Gas of Virginia	108,460	16,476	177,248	—	302,185
CPA	Columbia Gas of Pennsylvania	272,890	19,771	571,133	—	863,795
TCO	Columbia Gas Transmission Corp	321,900	346,001	978,148	—	1,646,049
CGT	Columbia Gulf Transmission Co	89,320	642,573	190,378	—	922,271
CNR	Columbia Energy Resources, Inc.	—	—	—	—	—
CTC	Columbia Transmission Comm	—	—	—	—	—
PLP	Columbia Propane Corporation LP	—	—	—	—	—
CPC	Columbia Propane Corporation	—	—	—	—	—
PET	Columbia Petroleum Corporation	—	—	—	—	—
CLG	Columbia LNG Corporation	—	—	—	—	—
CNS	Columbia Network Services	—	—	—	—	—
CAT	Columbia Atlantic Trading Corporation	—	—	—	—	—
CPL	Columbia Pipeline Corp	—	—	—	—	—
CFC	Columbia Finance Corp	—	—	—	—	—
CEC	Columbia Electric Corporation	—	—	—	—	—
CSP	Columbia Energy Group Service	10,150	—	—	—	10,150
CG	Columbia Energy Group — Parent	—	—	—	—	—
TCC	Columbia Energy Group Capital	—	—	—	—	—
CTL	Columbia Transcom	—	—	—	—	—
NCS	NiSource Corporate Services	90,190	3,295	1,043,796	—	1,137,281
NSI	NiSource Inc.	2,610	—	—	—	2,610
NIP	NIPSCO — Electric Merchant	—	—	—	—	—
NIP	NIPSCO — Electric Distribution	437,610	1,766,253	1,142,267	750,000	4,096,130
NIP	NIPSCO — Gas Distribution	542,880	49,429	590,828	—	1,183,136
NDC	NiSource Development	2,610	3,295	—	—	5,905
NES	NI Energy Services	—	—	—	—	—
NET	NiSource Energy Technologies	—	—	6,565	—	6,565
KGF	Kokomo Gas	19,720	3,295	32,824	—	55,839
NIF	NO. IN. Fuel & Light	25,810	3,295	26,259	—	55,364
BSG	Bay State Gas	190,530	32,952	485,792	—	709,274
NPG	NiSource Pipeline Group	—	—	—	—	—
EUS	Energy USA	127,600	3,295	—	—	130,895
PEI	Primary Energy	8,120	313,049	6,565	—	327,733
GSG	Granite State Gas Transmission	5,510	—	6,565	—	12,075
NUM	Northern Utilities — Maine	24,940	3,295	26,259	—	54,494
NUN	Northern Utilities — New Hampshire	20,880	3,295	39,389	—	63,564
NFC	NiSource Finance Company	—	—	—	—	—
NCP	Crossroads Pipeline Company	—	3,295	—	—	3,295
IWC	IWC Resources	—	—	—	—	—
XXX71	NiSource Retail Services	—	—	6,565	—	6,565

TOTALS		2,900,000	3,295,248	6,564,752	750,000	13,510,000

NISOURCE INSURANCE CORPORATION LTD.		EXHIBIT 4
INTERIM REPORT RULE 24	File No. 70-8905
PREMIUM ALLOCATION FOR THE PERIOD	7/1/04-12/31/04

	GL/AL	Property	Exc Ind-WC	T&D	Totals

Allocated Premium Amount:	2,900,000	3,295,248	6,564,752	750,000	13,510,000

Actual Premium Amount:	2,900,000	3,295,248	6,564,752	750,000	13,510,000

Weighting Factors
Exposure	80.00%
Loss	20.00%

		GL/AL	Property	Exc Ind-WC	T&D
		Exposure/Loss	Exposure/Loss	Exposure/Loss	Exposure/Loss	Selected
		Allocation	Allocation	Allocation	Allocation	W/AVG
Code	Operating Company	Factor	Factor	Factor	Factor	Premium

CKY	Columbia Gas of Kentucky, Inc.	1.95%	0.20%	2.30%	0.00%	214,130
CMD	Columbia Gas of Maryland, Inc.	0.61%	0.10%	0.50%	0.00%	53,809
COH	Columbia Gas of Ohio, Inc.	18.07%	2.20%	16.00%	0.00%	1,646,886
COS	Columbia Gas of Virginia	3.74%	0.50%	2.70%	0.00%	302,185
CPA	Columbia Gas of Pennsylvania	9.41%	0.60%	8.70%	0.00%	863,795
TCO	Columbia Gas Transmission Corp	11.10%	10.50%	14.90%	0.00%	1,646,049
CGT	Columbia Gulf Transmission Co	3.08%	19.50%	2.90%	0.00%	922,271
CNR	Columbia Natural Resources, Inc.	0.00%	0.00%	0.00%	0.00%	—
CTC	Columbia Transmission Comm	0.00%	0.00%	0.00%	0.00%	—
PLP	Columbia Propane Corporation LP	0.00%	0.00%	0.00%	0.00%	—
CPC	Columbia Propane Corporation	0.00%	0.00%	0.00%	0.00%	—
PET	Columbia Petroleum Corporation	0.00%	0.00%	0.00%	0.00%	—
CLG	Columbia LNG Corporation	0.00%	0.00%	0.00%	0.00%	—
CNS	Columbia Network Services	0.00%	0.00%	0.00%	0.00%	—
CAT	Columbia Atlantic Trading Corporation	0.00%	0.00%	0.00%	0.00%	—
CPL	Columbia Pipeline Corp	0.00%	0.00%	0.00%	0.00%	—
CFC	Columbia Finance Corp	0.00%	0.00%	0.00%	0.00%	—
CEC	Columbia Electric Corporation	0.00%	0.00%	0.00%	0.00%	—
CSP	Columbia Energy Group Service	0.35%	0.00%	0.00%	0.00%	10,150
CG	Columbia Energy Group — Parent	0.00%	0.00%	0.00%	0.00%	—
TCC	Columbia Energy Group Capital	0.00%	0.00%	0.00%	0.00%	—
CTL	Columbia Transcom	0.00%	0.00%	0.00%	0.00%	—
NCS	NiSource Corporate Services	3.11%	0.10%	15.90%	0.00%	1,137,281
NSI	NiSource Inc.	0.09%	0.00%	0.00%	0.00%	2,610
NIP	NIPSCO — Electric Merchant	0.00%	0.00%	0.00%	0.00%	—
NIP	NIPSCO — Electric Distribution	15.09%	53.60%	17.40%	100.00%	4,096,130
NIP	NIPSCO — Gas Distribution	18.72%	1.50%	9.00%	0.00%	1,183,136
NDC	NiSource Development	0.09%	0.10%	0.00%	0.00%	5,905
NES	NI Energy Services	0.00%	0.00%	0.00%	0.00%	—
NET	NiSource Energy Technologies	0.00%	0.00%	0.10%	0.00%	6,565
KGF	Kokomo Gas	0.68%	0.10%	0.50%	0.00%	55,839
NIF	NO. IN. Fuel & Light	0.89%	0.10%	0.40%	0.00%	55,364
BSG	Bay State Gas	6.57%	1.00%	7.40%	0.00%	709,274
NPG	NiSource Pipeline Group	0.00%	0.00%	0.00%	0.00%	—
EUS	Energy USA	4.40%	0.10%	0.00%	0.00%	130,895
PEI	Primary Energy	0.28%	9.50%	0.10%	0.00%	327,733
GSG	Granite State Gas Transmission	0.19%	0.00%	0.10%	0.00%	12,075
NUM	Northern Utilities — Maine	0.86%	0.10%	0.40%	0.00%	54,494
NUN	Northern Utilities — New Hampshire	0.72%	0.10%	0.60%	0.00%	63,564
NFC	NiSource Finance Company	0.00%	0.00%	0.00%	0.00%	—
NCP	Crossroads Pipeline Company	0.00%	0.10%	0.00%	0.00%	3,295
IWC	IWC Resources	0.00%	0.00%	0.00%	0.00%	—
	NiSource Retail Services	0.00%	0.00%	0.10%	0.00%	6,565

TOTALS		100.00%	100.00%	100.00%	100.00%	13,510,000

NISOURCE INSURANCE CORPORATION, LTD.	EXHIBIT 5
INTERIM REPORT RULE 24	File No. 70-8905
Estimated savings — captive compared to commercial insurance	1/1/04-12/31/04

NICL Option
Policy Period	1996-97	1997-98	1998-99	1999-00	2000-01	2001-02	2002-03	2003-04	2004-05	Cum Premium

GL/AL	3,250,672	3,949,662	3,190,770	3,041,000	2,812,000	2,800,000	2,700,000	2,800,000	2,900,000
All-Risk	1,397,203	1,618,057	1,960,760	2,400,000	2,646,000	2,580,000	4,330,000	3,950,417	3,295,248
LTD	—	—	—	4,588,000	7,627,823	2,297,484	1,595,784	432,365	903,612
WC	—	—	—	—	—	—	3,050,000	3,144,583	6,564,752

Total	4,647,875	5,567,719	5,151,530	10,029,000	13,085,823	7,677,484	11,675,784	10,327,365	13,663,612		46,159,431
Investment Income										o/s
Pre-tax saving	602,125	179,511	79,149	1,242,900	1,538,582	1,089,748	1,464,216	926,618	1,785,181		4,732,016

Total Cost											41,427,415

Guaranteed Cost Option
Policy Period	1996-97	1997-98	1998-99	1999-00	2000-01	2001-02	2002-03	2003-04	2004-05

GL/AL	2,750,000	3,159,730	2,552,616	3,345,100	3,233,800	3,240,000	3,240,000	3,000,000	3,000,000
All-risk	2,500,000	2,587,500	2,678,063	2,880,000	3,000,000	3,000,000	5,000,000	4,500,000	4,500,000
LTD	—	—	—	5,046,800	8,390,605	2,527,232	1,650,000	453,983	948,792
WC	—	—	—	—	—	—	3,250,000	3,300,000	7,000,000

Total	5,250,000	5,747,230	5,230,679	11,271,900	14,624,405	8,767,232	13,140,000	11,253,983	15,448,792	50,891,447

ANNUAL SAVINGS	11.47%	3.12%	1.51%	11.03%	10.52%	12.43%	11.14%	8.23%	11.56%
CUMULATIVE INVESTMENT INCOME (EST.)										5,500,000
CUMULATIVE SAVINGS										20.11%

NiSource Insurance Corporation, Limited

Management Accounts — consolidated
for the period ending December 31, 2004

NiSource Insurance Corporation, Ltd.

Consolidated Income Statement

	12 months to	12 months to	Company
	31-Dec-03	31-Dec-04	Code
REVENUE
Premium written — General Liability	2,800,000	2,900,000	See sch
Premium written — All Risk	3,950,417	3,295,248	See sch
Premium written — Long term	1,230,257	317,976
Premium written — WC	3,144,583	6,564,752
Premium written — T&D	1,000,000	750,000
Premium ceded — T&D	(990,000)	(742,500)
Premium written — COH	250,000	—
Premium ceded — COH	(247,500)	—
Premium written — TCO	250,000	—
Premium ceded — TCO	(247,500)	—
Claims servicing fees	—	—

	11,140,257	13,085,476
Movement in unearned premiums	91,664	(1,429,582)	See sch

Net earned premium	11,231,921	11,655,894

EXPENSES
Gross Incurred Claims	10,436,451	10,986,323

Net Claims	$10,436,451	$10,986,323

Underwriting expenses
Deferred acquisition costs incurred	236,045	173,484

Administration expenses
Management fees	137,500	150,000
Bank charges	15,440	18,568
Corporate secretarial fees	5,783	5,641
Audit fees	41,816	42,355
Government fees	9,661	11,242
Letter of credit costs	47,517	20,351
Legal costs — reinsurance security	—	—
Underwriting consultancy fees	267,803	256,739
Service Corporation expenses	39,938	75,938	CG
Fees for set-up of Vermont branch	51,711	104,311
Federal excise tax	62,623	10,417
Miscellaneous expenses	7,408	9,149

Total Administration expenses	687,200	704,711

Total Expenses	$11,359,696	$11,864,518

Operating Income (Loss)	(127,775)	(208,624)

INTEREST INCOME & RELATED CHARGES
Net interest income — excluding Money Pool	1,361,710	1,534,954
Money Pool interest income — Non-Affiliated	4	3
Money Pool interest income — Affiliated	996	364
Gain (loss) on sale of Investments	157,817	79,395

Total Interest Income and Related Charges	1,520,527	1,614,716

INCOME (LOSS) BEFORE TAXES	$1,392,752	$1,406,092

Income taxes	(459,610)	(991,724)
Deferred taxes	(28,152)	499,592

Tax (charge) / recovery	(487,762)	(492,132)

INCOME (LOSS) AFTER TAXES	904,990	913,960

Dividends declared	—	—	CG

INCOME (LOSS) AFTER TAXES AND DIVIDEND	$904,990	$913,960

NiSource Insurance Corporation, Ltd.

Consolidated Balance Sheet

			Company
	31-Dec-03	31-Dec-04	Code
ASSETS
Cash	3,725	83,300
Cash equivalents — time deposits & Money Market Funds	4,765,641	11,529,787
Money Pool — Non-Affiliated	10	6
Money Pool — Affiliated	14,816	21,036
Premiums receivable	—	—	CG
Accrued interest receivable	472,704	533,522
Money Pool accrued interest receivable — Non-Affiliated	—	2
Money Pool accrued interest receivable — Affiliated	31	52	CG
Prepaid reinsurance premiums	907,500	618,750
Prepaid expenses	319,113	259,694
OSLR Recoverable	1,725,000	—
Funds withheld (UNUM)	3,662,803	3,185,800
Fixed income investments at market value	34,145,151	37,427,468
Deferred tax asset (general and long-term)	1,673,198	2,275,410	CG

Total Assets	$47,689,692	$55,934,827

SHAREHOLDER’S EQUITY
Issued Capital — intercompany	370,000	370,000	CG
Contributed Surplus — intercompany	789,059	789,059	CG
Additional Paid in Capital	583,132	622,030
Unrealized gain/(loss) on investments	435,982	245,406
Retained Earnings/(Deficit)	6,871,096	7,785,056

Total Shareholders’ Equity	$9,049,269	$9,811,551

LIABILITIES
Accounts payable	135,192	116,102
Accounts payable — System Inc	—	—	CG
Accounts payable — Service Corporation	—	—	CS
Dividends payable to Parent	—	—
Income taxes payable by Shareholder — prior years	—	—	CG
Income taxes payable — Prior years	—	—	CG
Income taxes payable — Current year	174,549	707,516	CG
Unearned premiums — intercompany	5,864,168	7,005,000	See sch
Premiums Paid in Advance — intercompany	—	—
Deferred income — intercompany	—	—	CG
Unearned premiums — nonaffiliated	—	—	See sch
Reinsurance balance payable	28,780	793,947
Outstanding loss reserves	32,437,734	37,500,711

Total Liabilities	$38,640,423	$46,123,276

Total Liabilities and Shareholders’ Equity	$47,689,692	$55,934,827